SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOLE FOOD COMPANY, INC.

(Name of Subject Company (issuer))

DAVID H. MURDOCK – Offeror
(Name of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

256605106
(CUSIP Number of Class of Securities)

Roberta Wieman
10900 Wilshire Boulevard
Los Angeles, California 90024
Telephone: (310) 208-6055
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Peter J. Tennyson, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, Seventeenth Floor
Costa Mesa, California 92626-1924
Telephone: (714) 668-6200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

N/A	None required.

*	Set forth the amount on which the filing fee is calculated and state how it was determined

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE 13D

CUSIP No. 256605106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

DAVID H. MURDOCK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, BK, WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 13,580,995* 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 13,580,995* 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,580,995*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

24.02%*

14	TYPE OF REPORTING PERSON

IN

*	As of the close of business on September 20, 2002, Mr. Murdock has beneficial ownership of 13,580,995 (approximately 24.02%) of the outstanding shares of Dole Food Company, Inc. Common Stock. Of such shares, 13,086,847 shares (approximately 23.35%) are held by Mr. Murdock, 494,148 shares (less than 1%) may be acquired by Mr. Murdock through the exercise of stock options which are exercisable within sixty (60) days of September 20, 2002, and 81,000 shares (less than 1%) are owned by Mr. Murdock’s sons. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (“1934 Act”) of the 81,000 shares of Dole Food Company, Inc. Common Stock owned by his sons.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2002

/s/ David H. Murdock

David H. Murdock

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Press Release issued by David H. Murdock on September 22, 2002

99.2	Letter from David H. Murdock to Board of Directors of Dole Food Company, Inc.